                                              Filed by Per-Se Technologies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                                          Subject Company: NDCHealth Corporation
                                                  Commission File No.: 001-12392


         On August 30, 2005, Per-Se Technologies, Inc. posted the following transcript from its investor conference call to its website:


                               PER SE TECHNOLOGIES

                                 AUGUST 29, 2005
                                  9:30 A.M. CDT

Coordinator       Good morning or good afternoon. Thank you all for standing by for today's conference. I would like to inform all participants that your lines have been placed on a listen-only until we open for questions and answers. I would also like to inform all participants that today's call is being recorded.
                  If anyone does have any objections, they may disconnect at this time. I would now like to turn the call over to Mr. Phil
                  Pead, Chairman, President, and CEO of Per Se Technologies.
                  Thank you, sir, you may begin.

P.Pead Thank you, operator. Good morning and thank you for joining us on this call to discuss our acquisition of NDCHealth Corporation. I have with me today Chris Perkins, our Chief Financial Officer.

                  Before we begin, I'd like to read the following Safe Harbor Statement. Please be aware that certain statements made in this call will be forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These statements will include expectations with respect to future results, and the assumptions on which such expectations are based. As with all things, actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ from those in the forward-looking statements is found in our press release issued this morning, and in our SEC filings, including the Form 10-K for the year ended December 31, 2004, and the Form 10-Q for the quarter ended June 30, 2005.

                  Also, this call is intended for institutional investors and analysts. We will be holding a media question and answer session immediately following this call at 11:30 a.m. If you are a member of the media, you are welcome to participate in this call, but I would ask that you hold your questions for the media Q&A session. The dial-in information for the 11:30 a.m. session was listed in our release this morning.

                  This morning we announced that we have signed a definitive purchase agreement to acquire NDCHealth Corporation. Per Se will acquire the physician, hospital, and retail pharmacy segments of NDCHealth's business. As part of the transaction, Wolters Kluwer will purchase NDCHealth's Pharmaceutical Information Management business. The total transaction is valued at approximately $1 billion. The transaction will result in total compensation to NDCHealth's shareholders of $19.50 per share, with at least $13 paid in cash, and up to $6.50 paid in Per Se stock. Per Se will also refinance NDCHealth's outstanding debt.

                  I'd like to spend a few minutes talking about our strategic rationale for acquiring NDCHealth. Chris Perkins will then walk you through the financial aspects of the transaction in more detail, and then I will open it up for questions.

                  This acquisition brings together two companies with complementary operations and a shared strategic focus to help healthcare providers be financially successful. While the main focus of both of our businesses is improving providers' reimbursement, there is no meaningful overlap in our service and product offerings.

                  If we look at our respective lines of business by target market, in the physician business, as you know, Per Se is the leader in business process outsourcing for hospital-based physicians. We excel at providing services, using proprietary technology that improves the revenue and cash flow for these large physician groups.

                  Respectively, NDCHealth is the leader in providing technology for office-based physicians that enables them to effectively manage their practice. NDCHealth's Physician Practice Management Solutions targets solo practitioners and two doctor practices. While Per Se has a small physician practice management business comprising less than 3% of total revenue, it targets office-based physicians in groups of five or more.

                  For hospitals, NDCHealth is the leader in providing revenue cycle management solutions. NDCHealth has more hospitals and healthcare organizations using its transaction processing offerings than any other vendor in the industry. Per Se's complementary hospital business consists of both revenue cycle and resource management solutions, a business in which we are the market leader that helps hospitals reduce costs through efficient scheduling of labor and hospital operating rooms.

                  The acquisition of NDCHealth will add an entirely new market segment to Per Se's offerings retail pharmacy solutions. NDCHealth is the leader in providing both transaction processing and point-of-sale systems to retail pharmacies of all sizes. The NDCHealth intelligent network is one of the most sophisticated real-time networks in the healthcare industry, insuring that billions of pharmacy transactions are securely transmitted to payers across the nation. Retail pharmacies represent another group of providers that are focused on insuring that they are being appropriately reimbursed for the services they deliver. In addition, NDCHealth's point-of-sale systems assist the pharmacy in providing a highly efficient level of service to its patients and customers.

                  While the businesses of NDCHealth and Per Se are complementary with no meaningful product overlap, there are meaningful synergy opportunities. Firstly, given that we are both public companies, there is duplication in some of our respective functions that can be eliminated. Additionally, because both companies are in the business of helping providers improve their reimbursement, we will have the opportunity over both the short and the long term, to make cost improvements to our infrastructure. Our objective is to focus on best of breed services and technologies from both organizations, and move forward with a combined operation that improves our cost structure, and improves the business of our provider clients.

                  In addition to our highly complementary businesses, there will also be expanded opportunities for growth. We see cross-selling opportunities of our complementary products into the expanded customer base as a future driver of growth. For example, we have sophisticated patient communication services, including print and mail capabilities, and a Web based patient portal. These solutions are critical to improving the operating efficiencies of hospitals.

                  Also, Per Se is a leading provider of claims processing for physicians. The penetration into the NDCHealth customer base for these services is low. Over the long term, we will be better positioned to introduce new product offerings because of our expanded resources and customer base. For example, extending our business process outsourcing services to the office-based physician market would be a natural extension of our current physicians business.

                  Secondly, as we stated previously, we are interested in entering the business process outsourcing market for hospitals. NDCHealth client base of 1,800 hospitals and healthcare organizations provides us a significant opportunity for this new service offering.

                  In addition to the benefits of our combined organizations, we believe there are significant benefits for each of the customers that our respective companies serve today. The new Per Se will have direct touch points with the key healthcare constituents: patients, physicians, hospitals, pharmacies, and payers, representing a more expanded reach than either individual company has today. NDCHealth customer base of 100,000 physicians, 1,800 hospitals and healthcare organizations, 50,000 retail pharmacies, and 1,000 commercial and government payers will be combined with Per Se's 19,000 physicians, 2,000 hospitals, and 1,100 payers. Our goal with this enlarged footprint will be to improve the data capture and flow of information among providers, payers, and patients, which we believe, will make our healthcare system more efficient and lower the cost of providing care.

                  For the hospital-based physicians and for hospital customers, our expanded reach in the hospital market will allow us to improve data capture at the point of care in the hospital, ensuring the correct patient information is captured at the point of registration at the hospital, will improve the reimbursement and payment process for providers and patients, respectively.

                  With our expanded customer base, the amount of data or business intelligence available to our provider customers will greatly increase. Higher data volumes will allow our customers to realize more revenue cycle efficiencies, which will ultimately make reimbursement more predictable for hospitals and physicians.

                  We view the pharmacy segment as an exciting new opportunity for us. NDCHealth's real-time network for claims processing carries the largest pharmacy claim volume in the U.S. today. Our goal is to continue to provide value to that network, so that pharmacies can continue to improve their revenue cycle. In addition, we expect Enterprise RX, NDCHealth's new pharmacy system, which is in the early stages of release, to provide significant efficiencies for retail pharmacies of all sizes.

                  We view this transaction as benefiting our customers, our employees, and the shareholders of both Per Se and NDCHealth. The health market continues to search for services and solutions that make the delivery of care more efficient. The added breadth and depth that we will gain by combining two companies with similar strategic focuses will not only make healthcare more efficient, but will also improve our competitive position in the industry.

                  I'd now like to turn it over to Chris to discuss the financial aspects of this transaction.

C. Perkins        Thank you, Phil. Starting with an overview of the numbers, the acquisition of NDCHealth will result in pro forma revenues for Per Se of approximately $590 million, an increase of approximately 60% compared to our revenues for the trailing 12 months at June 30, 2005. While we are not prepared to give specific earnings or cash flow guidance until the transaction closes, we expect the acquisition to be accretive to earnings per share in year one, and significantly accretive to cash flow per share in year one.

                  Both Per Se and NDCHealth are businesses with a high recurring revenue string, which leads to meaningful cash flow generation from both companies. Also, Per Se has an approximately $390 million net operating
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                  loss carry-forward as of December 31, 2004, making Per Se's current tax paying rate less than 5%. Through the purchase of NDCHealth, we will be accelerating the use of our NOL, further enhancing cash flow accretion related to the transaction.

                  As Phil mentioned, we believe there are operating synergies between our complementary businesses. We are confident that we can achieve meaningful cost synergies through leveraging the administrative and operational infrastructure of the combined businesses. We expect between $15 million to $20 million of cost synergies will be recognized in year one, and higher levels will be realized on an annualized basis thereafter.

                  Turning to the financial components of the transaction, as Phil stated earlier, the combined transaction is valued at approximately $1 billion. The transaction will result in compensation to NDCHealth shareholders of $19.50 per share, with at least $13 paid in cash, and up to $6.50 paid in Per Se stock. We estimate that there are approximately 36.5 million to 37 million NDCHealth shares and share equivalents that will be compensated in this transaction. Additionally, Per Se will refinance NDCHealth's outstanding debt, currently totaling approximately $270 million.

                  Per Se will fund the transaction from, one, the after-tax net proceeds from the sale of the information management business segment to Wolters

                  Kluwer, two, the issuance of approximately $410 million of debt at closing, three, the issuances of up to $240 million value of Per Se stock to NDC shareholders, and four, the use of cash-on-hand. Excluding the net proceeds from the sale of the information management business, Per Se's consideration for the transaction is estimated to approximately $665 million.

                  While it is currently estimated that Per Se's equity contribution will be approximately $240 million related to the $6.50 per share compensation, we have the option to increase the cash portion of the consideration to NDCHealth shareholders. While it is entirely at Per Se's discretion, if we decide to reduce some portion of the equity component of the consideration and increase the cash funding, we would issue additional debt to do so. This structure gives Per Se flexibility in determining its capital structure and cost of capital related to funding the transaction, while insuring that NDCHealth shareholders will receive the $19.50 consideration.

                  We have received a financing commitment from Bank of America for all new debt raised related to the transaction. In addition, we will have a $50 million revolving credit facility that we do not anticipate drawing on related to the transaction. We would anticipate that new debt raised related to the transaction would be a combination of both senior bank debt and senior subordinated debt, with an anticipated blended interest rate of between 7.5% and 8.5%, based on current market conditions.

                  We would anticipate that the transaction will close within the next three to six months. The transaction must be approved by the shareholders of both Per Se and NDCHealth, as well as approved by regulators through a Hart-Scott-Rodino Filing.

P. Pead Thank you, Chris. The acquisition of NDCHealth is the largest acquisition that Per Se has made. I'd like to spend a moment discussing why we are confident in our ability to successful integrate these businesses, and why we are confident that under our leadership, the combined operations will reach its fullest potential.

                  Under this management team, Per Se has delivered substantial improvement in operating margins, and turned a net loss in 2000 to positive net income in 2001, and substantial growth every year thereafter. The business has also gone from a significant cash user, to generating positive and growing free cash-flow for the past four years. We achieved this improvement in profitability through both operational and capital structure initiatives.

                  Over the last few years, we have focused on insuring that our core businesses operated efficiently, and that we saw momentum in our organic growth rate. While Per Se has made only a few relatively small acquisitions over the past several years, they have been integrated successfully. The stability and momentum of Per Se's business allows this management team to the latitude to focus on the successful integration of NDCHealth.

                  We are very excited about the many opportunities that this transformational acquisition presents to the customers, employees, and shareholders of both Per Se and NDCHealth. We believe that this transaction is in the best long-term interest of both companies.

                  That completes my comments, operator. I would like to open it up now for questions.

Coordinator       Steve Halper, you may ask your question, and please state your company name.

J. Beese Hello, this is Juliet Beese in for Steve Halper, Thomas Weisel Partners. If you could just give us a little bit more clarification, or review of how you're going to integrate the pharmacy software business into your existing plans, please. Thank you.

P. Pead Yes, certainly. Obviously, the pharmacy business is a new line of business for Per Se. That is not a market that we currently address, so the opportunity really for us is to continue to expand the value for the NDCHealth network. There are many other solutions that we know that NDC was pursuing to add value to that network and in addition to continue with the early release of Enterprise RX, to continue with the investment of that product.

                  Again, we see significant value in upgrading the technology that pharmacies are currently using in order to make them more efficient. So we really see that business as continuing in its progress and the level of integration will really be as another line of business that Per Se will be focused on.

J. Beese          So Enterprise RX is on track.

P. Pead Enterprise RX will continue in its current progress, and we believe it's making very good progress.

Coordinator       Sandy Draper, you may ask your question, and please state your company name.

S. Draper         Thank you. Sandy Draper at JMP Securities. Phil, you didn't talk about one significant side. Can you comment at all on the management and certainly the NDC folks and any that plan on staying on, and how you would foresee the management structure of the new company?

P. Pead Yes, sure Sandy. Obviously, we have just signed this agreement, and clearly, there is all the regulatory and shareholder approvals to go through, so at this time, we're not ready to comment on how the teams will come together. I can tell you, though, that we're very impressed by the NDC folks. We've spent a lot of time, as you can imagine, assessing the company, and we're very pleased to see the quality and energy and passion that the NDC employees have had for their respective businesses. But at this time, I cannot give you anymore information regarding how these businesses will come together.

S. Draper         The second question would be, or maybe it's a comment and I'd like a response. It sounds like the logic behind this is really to get bigger and broader as healthcare continues to have more and more challenges and all the different players, whether its pharmacies, hospitals, or doctors are trying to figure out how to be more efficient to improve their cash flow. As you said, there's not a lot of direct overlap, but is it really just trying to become a bigger, broader solution set, get a bigger name out there. So whether you're a pharmacy or a hospital or a doctor, the brand name of Per Se, and I would assume, maybe you keep some of that NDC is as broad net throughout healthcare, become the financial solution player. Is that the logic here?

P. Pead It really is that and a little bit more, Sandy. Clearly, healthcare is a very fragmented market, and patients will move in and out of different venues of care. And so often, the information association with the care that's been provided is lost, or it's not viewed holistically across the horizon between payers and providers. We believe that the more touch points that you can have in healthcare, where you might be able to link a patient with that particular venue of care, will just improve all kinds of opportunities for us to provide better information to patients, better reimbursement and more efficient revenue cycle management for hospitals and physicians.

                  And, as you say, the administrative side of healthcare has become probably the highest burden in the actual delivery of care. Some $500 billion a year is spent, just administered the delivery of care in the U.S. So what we're trying to do here is to give payers, patients, and providers an opportunity to come together in a single network that allows them to more efficiently get reimbursed for the care that they've provided.

Coordinator       Robert Willoughby, your line is open; please state your
                  company name.

R. Willoughby     Bank of America. Good morning. Phil, what precludes you or
                  Wolters Kluwer from walking away from either of the transactions here, and from another bidder from potentially stepping up?

P. Pead Clearly, Robert, between now and closing, there are several hurdles that we have to overcome. The commitment that, I think, both companies have made to concluding this are the substantial investment that we have made during this auction process for NDC.

                  For Wolters Kluwer, their purchase of their particular business segment is very important for their strategic focus. They are a healthcare content management company. Certainly, that's one of their largest segments. It's about $1 billion for them. The purchase of the information management segment for Wolters Kluwer gives them a richer dataset for them to provide critical information, particularly to the pharmaceutical industry, and other constituents of healthcare, particularly as the longitudinal record gets built out. So, in terms of their commitment, we know, in the many discussions that we've had with them, that this is a very important strategic acquisition for them.

                  As I mentioned on the call today, it's an important strategic acquisition for Per Se. So our commitment to closing on the businesses that we're buying, again, is a critical part of our expected growth rate for the future.

                  In terms of a superior offer coming through, clearly that remains an opportunity, and the NDC Board will obviously exercise their fiduciary responsibility accordingly.

C. Perkins        Otherwise, as Phil mentioned, we do have the appropriate
                  regulatory requirements through the H-S-R filing, and then shareholder approval by both Per Se and NDC shareholders.

R. Willoughby     Is it possible maybe to say how much of the due diligence
                  process you feel that you've completed? Is this 80% done, 90% done? What's left to be accomplished from a due diligence standpoint?

C. Perkins        I think we've fully completed our diligence in all areas of this business, so I would say it's 100% done, Robert.

R. Willoughby     Okay, and NDC did have an SEC issue. Can you give us an update where that stands? What you will incur, what may go over to Wolters Kluwer?

C. Perkins        I really can't comment on the specifics of the NDC matter, but that will not go to Wolters Kluwer. Obviously, it's an issue that remains with NDC, and then Per Se will be involved in that only after closing of the transaction.

R. Willoughby     I know you threw it out there. I missed it. What was the share count for NDC you were using?

C. Perkins        It's approximately 36.5 million to 37 million shares, or the shares outstanding and the impact of the common share equivalents.

Coordinator       Sean Jackson, your line is open, and please state your company name.

S. Jackson        Yes, this is Sean from Avondale Partners. Chris, you mentioned the cost synergy is $15 million to $20 million in year one.
                  Does that include the refinancing, cost savings?

C. Perkins        No, that is really just operating cost synergies.

S. Jackson        Also, what are your thoughts in general. on NDCHealth's market to release the solutions that you guys are buying, and especially in consideration of the fact that their business has been flat line, even declining in growth the last couple of years? What are your thoughts on the entire demand characteristics for that business?

P. Pead Let me just step back and let's look at each of the business segments. If you take the hospital EDI market, this is a business that clearly has been moving from the legacy premise product to the ASPE Premise product;

                  and clearly, there was some pricing changes that resulted from that. We see this business on an upswing. Clearly, there are a lot of hospitals today that are using the Premise product. The conversions are going well.

                  We really like the E-Premise functionality. It's been well received in the hospital market, and we believe that there is some added value to that network. For us, we see hospital claims processing and the whole edit validation process prior to submitting a claim as vital in improving the hospital's cash flow, so we see two areas of opportunity here. One is to continue to add value to the network claims processing business, and secondly, to add specific services associated with the reimbursement process. We intend to extend our model that we excel in on the physicians' side, who are also working in the hospital, to the front-end of the hospital revenue cycle management, so both those constituents can benefit from this.

                  On the physician practice management solution, again, those products have a significant market penetration. They've got new versions of their two products coming out this year, in fact, through the balance of next year, we've seen some of the new functionality that are going to be added. We believe that with the greater adoption now of the electronic medical records for practice management solutions, there's a whole new opportunity there to continue to upgrade the value associated with the products that NDC offers.

                  In terms of cross-selling, the EDI penetration of that physician base is very low, so we see an opportunity of taking the 100,000 physicians that are currently using their practice management solutions and integrating our physician EDI processing to make those physician practices much more efficient.

                  The pharmacy business, again, is a new line of business for us. They've got a very sophisticated network with some very large retail pharmacies connected to it. About 85% of the pharmacies in the United States are connected to this real-time secure network for pharmacy transactions. As you know, that's not an area that we've been involved in, so this will be a new line of business for us.

                  That network continues to add significant value in terms of pre and post editing, providing pharmacies with an opportunity to really improve their reimbursement, and also to make sure that the data capture, particularly as it relates to drug dispensing, is meeting regulatory hurdles. This is becoming more and more interesting as the Medicare Prescription Drug Program begins in January. So we see the fact that NDC won the

                  Medicare Troop Contract as being a significant opportunity for growth in that network.

                  So we're excited about the assets. We think that there's an opportunity to take the value that they have, plus the value that we bring, and substantially grow this business over the next few years.

Coordinator       Danes Couple, your line is open, and please state your company name.

D. Couple         Good morning. Friedman Billings Ramsey. I wanted to go through the math here on this deal, implicitly the $382 million from Wolters, and $665 million from you guys, Phil, approximates to about $1.05 billion. You guys have been alluding to $1 billion of transaction value. Does that imply $50 million of transaction fees and taxes?

C. Perkins        What it really implies is, first, that Wolters Kluwer
                  transaction for the IM business will be subject to, it is a taxable event. And there will be some tax that will be taken out and generating the net proceeds from that transaction.

D. Couple         Is that the primary source of that $50 million difference?

C. Perkins        That is a source without going through the details, the
                  additional amount of the differential there is related to transaction costs related to completion of the transaction.
                  The expenses related to executing the transaction and refinancing the NDC debt.

D. Couple         And refinancing the debt, again, it's about $270 million,
                  which should get it from 10.5% to 7.5% or 8.5%.

C. Perkins        In the $270 million, $200 million of that is 10.5%. That's the bonds, the subordinated debentures related to the NDC debt.
                  The remainder is term and revolving debt that is at a lower rate. So, yes, in essence, there is the blended costs that NDC has today will be offset by the blended costs that we will have post-transaction.

D. Couple         Given that there's almost no overlap in your businesses, do you expect really that the operational synergies that you guys are talking about, and I know this may be a big dead horse, is primarily from the fact that you guys are both Atlanta-based healthcare IT public companies, so workforce redundancies and maybe some data center savings would be the primary sources of the synergies?

C. Perkins        Especially the way that we've termed it is that the level of synergies that we expect to recognize in year one will be from integrating a variety of administration and some operational functions. We have a very high degree of confidence in that level of synergies. We've performed extensive due diligence on assessing to derive that amount, so we have a very high degree of confidence. I think, as we go on in further years, there are opportunities to look at synergy opportunities related to operational infrastructure that certainly have an opportunity to enhance that year one synergy in years thereafter.

D. Couple         So, really not so much on the data center side.

C. Perkins        I think that would be correct.

D. Couple         Finally, you guys had eluded to possibly getting benefits in cross-selling EDI services to the 100,000 some physicians that supposedly are being served by NDCHealth, but that's an extremely tiny revenue base, out of those 100,000 physicians.
                  Given that NDCHealth has an EDI transaction platform and has been, in your words, essentially, unsuccessful in getting these physicians to use it, what gives you the level of confidence that you will be successful in getting them to use your EDI services?

C. Perkins        I'll comment just one comment and I'll let Phil answer the question. Those cross-selling synergies and opportunities are not included in our synergies in year one of $15 million to $20 million. I just wanted to make sure that that was clear, that that is not part of our financial assessment.

P. Pead           Let me just comment on that, as far as EDI penetration.
                  NDCHealth's claims processing focus was primarily in the hospital segment. That is where the majority of their EDI transactions occur. For Per Se, the majority of our business from an EDI perspective was on the physicians' side, and the two claims transactions are very different in nature. In fact, NDC relied on alternate networks to provide services to their office-based physician groups.

                  So this is a natural opportunity for us, even though the revenue for the software that they use is relatively small compared to the percentage of total revenue for NDCHealth, the number of claims that are processed by those 100,000 physicians is significant. So we see an opportunity to really grow that EDI revenue over the next few years.

D. Couple         And not through a sales force, because they're single and dual physician practices, right?

P. Pead Well, the really interesting thing about this is that those one and two doc physicians are supported by a very large value-added reseller network that NDC has built over the years. So the opportunity to use our EDI sales transaction package through the VAR network is the way we would do that.

Coordinator       Our next question comes from Duane Kennimore, and please state your company name.

D. Kennimore      This is Duane Kennimore from First Capital Alliance.
                  Gentlemen, congratulations on the deal. I was calling because
                  I'm trying to get a more precise explanation of the compensation mechanism for NDC shareholders. You indicated that they're variable stock and cash components; but you didn't indicate what the bounds are on that discretion, or when any such determination would be exercised by you. Could you be more specific, please?

C. Perkins        No, we did not mention the specific boundaries on that, but I think the important note to make on that is that it will be at least, $13 a share in cash. So we do have the opportunity to expand a level of cash that goes to the NDC shareholders, and therefore, reducing the amount of equity-based compensation related in that. That is at our discretion, and we will be evaluating that from this point forward. It gives us the opportunity, again, to continue to assess what is the optimal capital structure and cost of capital related to this transaction.

                  I think we would be indicating those bounds prior to the shareholder meeting that both parties will have later on in the process. So that is something that, again, gives us flexibility in assessing our ultimate capital structure, and insures that the NDC shareholders will be receiving the committed $19.50 per share.

D. Kennimore      So there's no minimum or maximum portion of each type of
                  compensation, it sounds like, except for the cash minimum you indicated.

C. Perkins        That's right. There is a minimum requirement for the cash.

Coordinator       Our next question comes from Brian Lombardi, and please state your company name.

B. Lombardi       Hello, Dolphin. A couple of quick questions. When do you
                  expect your merger agreement?

C. Perkins        That will be in accordance with the SEC requirements for
                  filing that, and it will be forthcoming shortly.

B. Lombardi       Sounds like there's a financing condition.

C. Perkins        We have a financing commitment related to the financing
                  condition of this, so we are highly comfortable and confident in that. We received our financing commitment from Bank of America.

B. Lombardi       With regard to the equity component of the consideration,
                  what is the pricing period?

C. Perkins        It will be based on a period of time closer to the closing date, so it will be, again, that's all determined on the process moving forward and when that closing date is targeted for, but it will be subject to a time-period that's nearest the date of the shareholder meetings.

Coordinator       George Hill, you may ask your question, and please state your company name.

G. Hill Yes, George Hill from Lehring Swan. I was just wondering if you could give us a little more color on how or if the acquisition of the NDC assets helps you move up-market into the BSO into maybe the larger physician practices or hospitals, or is it more likely to help you move down-market? Thank you.

P. Pead Actually, it allows us to move in both directions. With the office-based physicians, clearly we see, and there are some very large office-based groups that currently we do not provide services for, that we would be looking in the near future to begin to offer back-office processing for receivables to the office-based community. The issue for us has been finding the appropriate platform for us to provide the back-end services force. So this acquisition does provide us with a great opportunity, even though they are one and two physicians, they can be, we believe, consolidated and providing services to those folks in the office-based world.

                  For hospitals going up-market for us, we have found, clearly, we, today, have about 1,000 physician groups representing about 15,000 physicians that we provide outsourcing services for. Clearly, we see the quality of the accounts receivable that we're working for those physicians as a result of, essentially, the registration process in hospitals. So if we can be more involved in the revenue cycle for hospitals, it will be a natural benefit for our physicians that we're providing business process outsourcing in the office-based physician marketplace.

                  So together, we think that hospitals will benefit by us offering a broader level of services that are hooked into all the edits and validation processes that E-Premise gives, which will enlarge our footprint for hospitals. But also as a corollary, the physicians that we perform outsourcing services for will also benefit from a more accurate data capture at the front-end.

G. Hill But it sounds like the opportunity more at the near term is to move down-market to the mid-size and smaller practice than to try to move up into larger hospitals.

P. Pead No, I think our goal is, we've been looking at the hospital market, actually, for a lot longer than the small physician market, so I think we're prepared to move into that hospital market a lot sooner.

Coordinator       Jerome Landy, you may ask your question, and please state your company name.

J. Landy          Hello, Milbert Capital.  Is there a break-up date?

C. Perkins        As is standard and customary related to these transactions, that is included in the contemplation of the merger agreement.

J. Landy          So there is one, but you're not going to say how much it is.

C. Perkins        I'd rather not disclose it right now, and I think it will be forthcoming when the merger agreements are filed.

J. Landy          What about for the Wolters Kluwer deal?

C. Perkins        Could you clarify the question?

J. Landy          Is there also a break-up day on the IM, too?

C. Perkins        Again, I think that will be part of the merger agreement, and that information will be available.

J. Landy          Can you clarify timing a little bit better?

C. Perkins        Sure, the timing is, we will begin our process very quickly, as far as preparing for the appropriate filings with the SEC and the regulatory filing related to HSR. So it's a matter of getting that documentation filed, completed with the SEC and, therefore, then calling the appropriate time for a shareholder's meeting.

J. Landy          Is there financing in the IM sale on the buyer's side?

C. Perkins        I don't believe so.

Coordinator       Ned Davis, you may ask your question, and please state your company name.

N. Davis The County Capital Group. You mentioned the NOL, and I have two questions relating to that. First of all, I believe that in NDC, the tax basis for the information management was very low, and maybe I don't understand this transaction. Will any of the NOL that you have be applied against a capital gain on the sale of the assets to the other buyer?

                  Secondly, how much of your NOL can you realize operationally from the profits of NDC that you accrue. How quickly can you realize that?

C. Perkins        Related to the first question, none of the Per Se NOLs will be utilized related to the sale of the IM business to Wolters
                  Kluwer. There is a tax basis in that asset, and there are also
                  NOLs at the NDC level that can be used to offset gain on that business sale. So there will not be any utilization of Per
                  Se's NOLs, because that transaction will happen immediately prior to NDC's transaction, essentially simultaneously.

                  As far as post-closing, Per Se's NOLs will be immediately available to offset any income of the combined business going forward.

N. Davis          So you can realize it as soon as it accrues.

C. Perkins        That's correct.

Coordinator       Our last question comes from Michael Emerald; you may ask your question.

M. Emerald        You said the pricing period is towards the close, but what are the terms for the pricing period? How many days is it?

C. Perkins        I think it's approximately 20 days, but again, that will
                  included in the merger agreement when that is available.

Coordinator       I don't show any questions at this time.

P. Pead Thank you, operator. I'd like to close the call by reiterating that this acquisition brings together two companies with complementary operations and a shared strategic focus, which is to help healthcare providers be financially successful. We're excited about the opportunities, both over the short and long term, and that the combination of Per Se and NDCHealth affords to our employees and customers, and the value that we believe this transaction will bring to our respective shareholders. I appreciate you participating on the call, and look forward to speaking with you in the future. Thank you.

Coordinator       This concludes today's conference. You may disconnect at this time.

THIS TRANSCRIPT SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. The proposed transaction will be submitted to Per-Se's and NDC's stockholders for their consideration. Per-Se and NDC will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. STOCKHOLDERS OF PER-SE AND NDC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Per-Se and NDC, at the SEC's Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Per-Se's Internet site (www.per-se.com) under the tab "Investors") through the "SEC Filing" link or from NDC's Internet site (www.ndchealth.com) under the tab "Investor Relations" through the "SEC Filing" link.

Per-Se, NDC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Per-Se and NDC in connection with the merger. Information about the directors and executive officers of Per-Se and their ownership of Per-Se common stock is set forth in the proxy statement on Schedule 14A for Per-Se's 2005 annual meeting of stockholders, as filed with the SEC on March 25, 2005. Information about the directors and executive officers of NDC and their ownership of NDC common stock is set forth in the proxy statement on Schedule 14A for NDC's 2004 annual meeting of stockholders, as filed with the SEC on September 14, 2004.

Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

On August 30, 2005, Per-Se Technologies, Inc. posted the following transcript from its media conference call to its website:

                               PER-SE TECHNOLOGIES
                                 AUGUST 29, 2005
                                 10:30 A.M. CDT



Coordinator       Hello, and welcome to the Per-Se Technologies conference call.
                  All sites will be in a listen-only mode until the question and answer session. This call is being recorded at the request of the company, should anyone have any objections you may disconnect at this time. I would now like to introduce your host for today's call, Mr. Phil Pead; Chairman, President, and CEO of Per-Se Technologies. Sir, you may begin.

P. Pead Thank you operator and welcome to the members of the media for joining us today for this question and answer call. I have with me Chris Perkins, our Chief Financial Officer. Before we begin I'd like to provide an overview for those of you who were not able to attend our investor conference call earlier this morning, and then I'll open it up for questions.

                  This morning we announced that we have signed a definitive purchase agreement to acquire Atlanta based NDC Health Corporation. Per-Se will acquire the physicians, hospitals, and retail pharmacy segments of NDC Health's business. As part of the transaction, Wolters Kluwer will purchase NDC Health's information-management business for pharmaceutical manufacturers.

                  The total transaction is valued at approximately one billion dollars. The acquisition of NDC Health for Per-Se will bring together essentially two companies with very complimentary operations and a shared strategic focus, which is to help healthcare providers be financially successful. Both companies are focused on improving the revenue cycle for healthcare providers, so we see the opportunities to integrate NDC Health's businesses with Per-Se's lines of business. To be a key value proposition for healthcare providers, patients, and payers in the future as these businesses come together.

                  The acquisition will significantly expand our customer base of healthcare providers and increase our revenue on a pro forma basis by more than 60%. Again just to give you some metrics on the transaction, NDC Health's customer base include about 1,800 hospitals; 100,000 physicians. They have over 50,000 pharmacies that they connect to and offer solutions for, and approximately 1,000 payers that they are connected to. Contrast that with Per-Se. We have about 19,000 physicians; about 2,000 hospitals; and a little over 1,100 payers that we connect to. So what this will do for our respective customers and prospects is provide many more touch points for healthcare. So that we hope by doing this it will improve the flow of information and the accuracy of the data capture, so that we can start making healthcare more efficient from an administrative perspective.

                  As I'm sure some of you know the statistics in our healthcare system. We have a great healthcare system, but it is burdened by a very high administrative cost. CMS estimates that it's about $500 billion of cost annually that healthcare providers, payers, patients; in fact all the constituents of healthcare have to absorb as part of the delivery of care process. What we hope by achieving with this acquisition is to make that process more efficient.

                  We're excited about it. Clearly it represents a significant opportunity for us to leverage the solutions that both companies have, and it will afford I think our customers with new solutions as we build out our respective lines of business.

                  I'd like to have the operator now open it up for questions.

Coordinator       Thank you. Our first question comes from Mike Stobbe, the
                  Associated Press.

M. Stobbe         Hello, thank you for this opportunity. Sir, just a couple of quick questions about the two companies. How old is NDC Health and how old is Per-Se?

P. Pead That's a good question, Mike. I do know that in some of the statistics that we were looking at, I think that NDC I believe is over 20 years old. We are celebrating our 20th Anniversary this year, so I think it's almost 50 years of combined experience in really focusing on the healthcare market, particularly as it relates to reimbursement, Mike.

M. Stobbe         I just wanted to understand the -- it's actually two
                  transactions. Is that correct? Wolters Kluwer, are they a sister organization to you or what's their involvement in this?

P. Pead           Yes, it is spelled W-O-L-T-E-R-S and Kluwer is K-L-U-W-E-R.
                  They have a Web site here in the U.S.,
                  wolterskluwerhealth.com. They are a Dutch company, about $4 billion in revenues. They are an information management company in total, and they operate in different market segments. The healthcare segment for them is the part of the company for Wolters Kluwer that's buying the information management business of NDC Health. So they are separate publicly traded company based in the Netherlands.

M. Stobbe         Not related to your company at all?

P. Pead           They're not.

M Not related to our company and they're acquiring was reflected in the release, the information management business for a purchase price of $382 million.

P. Pead Let me give you the media contact for Wolters Kluwer also. Her name is Caroline Wouters, and they would prefer that you look at their corporate Web site which is just wolterskluwer.com. Wolters Kluwer Health is their U.S. health Internet address.

M. Stobbe         Any plans to consolidate offices or layoff anyone as a result of this purchase?

P. Pead Well, clearly Mike, at this point having just signed the agreement. What we're focused on is, obviously, going through the regulatory and shareholder approval process, which is going to take us between three and six months. Of course during that process both companies operate in a standalone mode. We will just continue about our business as NDC does. Then post transaction, clearly at that time we will formulate our plans to look at whatever synergies are available to us.

Coordinator       At this time I am showing no further questions. I'll turn the call back over to you sir.

P. Pead Thank you very much. We obviously did a very good job in providing you with a lot of information. Again should you have any other questions please call Michelle Howard, and she'll be happy to help you on the Per-Se side. Thank you all very much for participating.

Coordinator       Thank you for participating call and have a good day.

THIS TRANSCRIPT SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. The proposed transaction will be submitted to Per-Se's and NDC's stockholders for their consideration. Per-Se and NDC will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. STOCKHOLDERS OF PER-SE AND NDC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Per-Se and NDC, at the SEC's Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Per-Se's Internet site (www.per-se.com) under the tab "Investors") through the "SEC Filing" link or from NDC's Internet site (www.ndchealth.com) under the tab "Investor Relations" through the "SEC Filing" link.

Per-Se, NDC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Per-Se and NDC in connection with the merger. Information about the directors and executive officers of Per-Se and their ownership of Per-Se common stock is set forth in the proxy statement on Schedule 14A for Per-Se's 2005 annual meeting of stockholders, as filed with the SEC on March 25, 2005. Information about the directors and executive officers of NDC and their ownership of NDC common stock is set forth in the proxy statement on Schedule 14A for NDC's 2004 annual meeting of stockholders, as filed with the SEC on September 14, 2004.

Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

On August 30, 2005, Per-Se Technologies, Inc. posted the following transcript from its employee conference call to its website:


--------------------------------------------------------------------------------
                PER-SE TECHNOLOGIES ALL EMPLOYEE CONFERENCE CALL
                                 AUGUST 29, 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CALL PARTICIPANT
--------------------------------------------------------------------------------

-  Philip Pead         Per-Se Technologies, Chairman, President and CEO

--------------------------------------------------------------------------------
PRESENTATION
--------------------------------------------------------------------------------

Operator: Good Morning. My name is Julianne and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Per-Se conference call. All lines have been placed on mute to prevent any background noise. If you should need assistance during the call, please press "star" then "zero" and an operator will come back on line to assist you.

I would now like to introduce Mr. Phil Pead, Chairman, President and CEO of Per-Se Technologies. Please go ahead, sir.

Philip Pead: Thank you, operator. Good morning everybody. I know that many of you have had difficulty dialing in this morning, due to the volume of calls. So, that is why we are running a little late, so I can give everyone an opportunity to participate.

I would like to thank you all for joining me this morning on such short notice. I also have Chris Perkins with me this morning our Chief Financial Officer. And, the reason for the call is to tell all of you that we announced this morning, I think, some very exciting news and I am anxious to share that information with you now.

We believe that today is the beginning of an exciting new chapter for our company and all of us at Per-Se. As I have said this morning we announced that we have formally agreed to acquire Atlanta based NDCHealth Corporation, which is a well respected healthcare technology and services company. I believe the acquisition will be a transformational union of two healthcare leaders that share a common goal of helping providers achieve financial success.

Specifically, we have agreed to acquire the hospital office based physician and retail pharmacy businesses of NDCHealth Corporation. In a simultaneous transaction, Amsterdam based Wolters Kluwer has agreed to purchase NDCHealth Information Management business, for pharmaceutical manufacturers. I would like to explain why we chose this company and what it means for our Per-Se family today and in the future.

Any acquisition that Per-Se explores must fit with our connective healthcare business strategy. Like Per-Se, NDCHealth Corporation has built a strong reputation in the healthcare business services and technology market. Specifically, NDCHealth Technology and Services focus on making healthcare more efficient for hospitals, small office based physicians and pharmacies.

After a thorough review of NDCHealth we recognized that our two companies were a good fit. We share a common strategic focus and commitment to the provider community. And we believe that combining our efforts and resources will greatly expand the breathe and depth of our offerings and that we can deliver to a larger provider customer base.

I guess the bottom line of this acquisition is that by combining Per-Se and NDCHealth complementary solutions and services we will be able to improve the flow of information at the point of care, enabling providers, patients and payers to take advantage of a more efficient healthcare system. This acquisition will create a leader in healthcare services and technology solutions for providers.

Let me go through the business segments with you so that you can get an idea of what this means to our company. For physicians, as you know, Per-Se has long been known as the leader in physician reimbursement. We excel at providing business profit outsourcing services using proprietary technology that improves revenue and cash flow for large physician groups. NDCHealth excels at providing technology that enables office based physicians to run their solo and two-physician practices.

Net access, our practice - - our physician practice management software for office based physicians targets groups of 5 or more doctors. So, with NDCHealth, we believe we will complete the physician segment with an offering for groups of all sizes.

Let's look at hospitals. Per-Se is also known as a leader in delivering revenues cycle and resource management solutions to hospitals. NDCHealth has focused on providing revenue cycle management solutions for hospitals and has more hospital and healthcare organization clients than any other vender in the industry.

We believe that together with our growing revenue cycle management offering and resource management offering, we will be able to offer more functionality to an expanded hospital footprint.

We also have a new target market for Per-se. The acquisition adds an entirely new market segment to Per-se, which is retail pharmacies. NDCHealth is the leader in providing both transaction processing and point of sale systems to retail pharmacies of all sizes. Retail pharmacies are another provider set that struggles with being properly reimbursed for the services they deliver. And we are excited to expand our provider customer base.

Together NDCHealth and Per-Se solutions are very complimentary with no meaningful overlap. This acquisition is not about consolidation, but rather strategic expansion of complimentary businesses.

We see meaningful opportunities to cross sell our complimentary solutions into an expanded customer base. The new Per-Se will have direct touch points with more key healthcare constituents, patients, physician, hospitals, payers and pharmacies, representing a reach greater than either individual company has today.

Let me give you some statistics. NDCHealth will add 100,000 physicians, 1,800 hospitals, and 50,000 pharmacies to Per-Se's customer base of 19,000 physicians and 2,000 hospitals. In addition to cross selling opportunities, our enlarged customer footprint will improve the data capture and flow of information among providers, payers and patients. And to access intelligent information will help us to further improve our financial success of providers and lower the cost of healthcare.

As I mentioned earlier, this is a transformational event, one that will create many opportunities for Per-Se's customers and our employees. Okay, what do we do next? And now that we have announced this agreement, an acquisition of this size will take a lot of teamwork and time. I want each of you to understand that at this moment, not one thing will change for us, our customers and NDCHealth and its customers. This is an important point to keep in mind. While this agreement is great news, it is subject to regulatory and shareholder approvals before it is considered final.

As a result, both Per-Se and NDCHealth continue to operate independently with no joint efforts at this time. We are communicating separately with our customer base in sharing our news, independent of one another at this time. We expect the agreement to be completed within 3 to 6 months of signing. If you have questions about this announcement, as I am sure you do, please talk with your respective business unit managers.

We will do our best to provide answers, but please keep in mind that the acquisition has just signed. There maybe questions we can not answer today. But we will continue to communicate more detailed information as this agreement closes, so you can understand fully our future plans and strategies.

As in the past, our future plans can only happen with your continued dedication and support. At this time, the priority is to support business as we do today and to focus and build on our current successes. With your help we will grow to offer our provider customers more best of briefs business solutions and continue our momentum to help make healthcare more efficient. It is really important as we digest this announcement that we will have a lot of questions from our customers, you will have a lot of questions from fellow employees. But, I think it is really important, and the message that I want to deliver to you today, is that we not get distracted in our business.

As I just previously mentioned, the reason that we are able to grow through an acquisition and to be able to grow our business organically, adding new customers. Is because all of us are focused on doing what we do best everyday, which is helping providers to either reduce their costs or improve their income. If we fail to do that over the next few months because we are excited about the opportunity to work with the NDC customer base. Then clearly we will lose the momentum on our side and that is just not something that we need to do at this point.

So, while this is great news and I am very excited about and I am sure you all are too, it is really important that when the call ends we get back to doing what we do, which is take care of our customers. I know, as I said, you all have lots of questions. We are going to try and over communicate with you as much as we can, so that all of you can be knowledgeable about what this means.

The message for our customers is that we will not be distracted during this process and even when the acquisition becomes complete and final, subject to the appropriate reviews. Because these are very complimentary businesses, so much of what we are doing here is going to stand alone. So, we -

- the message to the customers are we are not going to be distracted, we will continue to focus on the needs of our customers and to continue to provide a high level of service.

So, I thank you all for joining us today. I hope that those that didn't get to participate will be able to hear a recorded version of this. But again, any questions that you may have, we are trying to give all of your business unit managers as many of the Q and As that we can so that they can respond to you.

So, exciting news for everyone, and again, thanks a lot for joining us. Look forward to talking to you soon.

Bye, bye.

Operator: This concludes today's Per-Se Technologies Conference Call.

You may now disconnect.

THIS TRANSCRIPT SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. The proposed transaction will be submitted to Per-Se's and NDC's stockholders for their consideration. Per-Se and NDC will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. STOCKHOLDERS OF PER-SE AND NDC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Per-Se and NDC, at the SEC's Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Per-Se's Internet site (www.per-se.com) under the tab "Investors") through the "SEC Filing" link or from NDC's Internet site (www.ndchealth.com) under the tab "Investor Relations" through the "SEC Filing" link.

Per-Se, NDC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Per-Se and NDC in connection with the merger. Information about the directors and executive officers of Per-Se and their ownership of Per-Se common stock is set forth in the proxy statement on Schedule 14A for Per-Se's 2005 annual meeting of stockholders, as filed with the SEC on March 25, 2005. Information about the directors and executive officers of NDC and their ownership of NDC common stock is set forth in the proxy statement on Schedule 14A for NDC's 2004 annual meeting of stockholders, as filed with the SEC on September 14, 2004.

Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.